Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY
LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
(“R&E”)

JCI LIMITED (Incorporated in the Republic of South Africa) Registration number 1894/000854/06 Share code: JCD ISIN: ZAE0000039681 (Suspended) (“JCI”)

JOINT CAUTIONARY ANNOUNCEMENT

R&E and JCI shareholders are advised that R&E and JCI are in advanced negotiations regarding certain assets.

Further to the cautionary announcement issued on SENS on 23 April 2007, R&E and JCI shareholders are advised to continue to exercise caution when trading their shares over the counter.

Johannesburg

11 June 2007

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)